UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Tanner's Restaurant Group, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                 (Including the associated common stock purchase
                                     rights)
                         (Title of Class of Securities)

                                   417905 10 6
                                 (CUSIP Number)

                                  SECA VII, LLC
                           c/o Smither & Company, Inc.
                         11 South 12th Street, Suite 218
                            Richmond, Virginia 23219
                                 (804) 644-3060
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 2, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 417905 10 6
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SECA VII, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Virginia
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         765,741 shares of common stock beneficially owned;
                         154,976 shares of common stock that the filer has the
                                 right to acquire pursuant to options and
                                 warrants beneficially owned;
                         732,600 shares of common stock that the filer has the
                                 right to acquire upon conversion of 183,150
                                 shares of Series E Preferred Stock beneficially
NUMBER OF                        owned.
SHARES              ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                 N/A
EACH                ------------------------------------------------------------
REPORTING           9    SOLE DISPOSITIVE POWER
PERSON WITH
                         765,741 shares of common stock beneficially owned;
                         154,976 shares of common stock that the filer has the
                                 right to acquire pursuant to options and
                                 warrants beneficially owned;
                         732,600 shares of common stock that the filer has the
                                 right to acquire upon conversion of 183,150
                                 shares of Series E Preferred Stock beneficially
                                 owned.
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         N/A
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,653,317
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer

          This statement relates to the Common Stock, par value $.01, of Tanner's Restaurant Group, Inc., formerly known as Harvest Restaurant Group, Inc. (the "Company"), the principal executive offices of which are located at 5500 Oakbrook Parkway, Suite 260, Norcross, Georgia 30093.


Item 2.   Identity and Background

          This statement is being filed by SECA VII, LLC, a Virginia limited liability company ("Purchaser"). Purchaser's principal business is providing debt and equity capital to privately-held entities throughout the United States, and its current manager is Smither & Company, Inc., the president of which is Kenneth W. Smither. Purchaser's business address is: c/o Smither & Company,
Inc., 11 South 12th Street, Suite 218, Richmond, Virginia 23219. James R. Walker, an equity owner of Purchaser, is a director of the Company.

          During the last five years, Purchaser has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


Item 3.   Source and Amount of Funds and Other Consideration

          Purchaser acquired the 765,741 shares of common stock that it owns directly on January 14, 1999 as part of the merger of TRC Acquisition Corporation ("TRC"), a Georgia corporation, with and into a subsidiary of the Company. In this merger, Purchaser exchanged its outstanding shares of common stock of TRC for these shares of common stock of the Company. As part of the merger, Purchaser also acquired 183,150 shares of the Company's Series E Convertible Preferred Stock and options to acquire 54,976 shares of common stock. Each share of Series E Preferred Stock, par value $1.00 per share, is convertible into four shares of common stock, and each option that was acquired at the time of the merger is exercisable at a price of $.01 per share.

          On November 2, 1999, Purchaser acquired warrants to purchase an additional 100,000 shares of the Company's common stock. The Company issued these warrants to Purchaser upon execution of that certain Second Amendment, dated November 2, 1999 (the "Amendment"), to the Loan Agreement, dated April 1, 1998 (the "Loan Agreement"), by and between Purchaser and the Company. The Second Amendment evidenced the agreement of Purchaser and the Company to extend the maturity date of Purchaser's loan to the Company to January 31, 2001.

Item 4.   Purpose of Transaction

          The purpose of Purchaser's acquisition of stock in January 1999 was to effect the merger of TRC with and into a wholly-owned subsidiary of the Company. As a result of the merger, the former shareholders of TRC received a majority of the outstanding shares of the Company's common stock. In the merger, the Company issued: (i) 4,123,219 shares of common stock for 2,625,000 shares of TRC common stock; and, (ii) 744,500 shares of Series E Convertible Preferred Stock for 2,000 shares of TRC Class A Preferred Stock, cancellation of a subordinated debenture held by an officer of TRC, and termination of an employment agreement held by an officer of TRC. Also pursuant to the merger, the Company assumed all options to purchase shares of the common stock of TRC, with the number and price thereof being adjusted to reflect the exchange ratio used in the merger. Accordingly, in the merger Purchaser received the shares of common stock, Series E Preferred Stock and options to acquire 54,976 shares of common stock disclosed above.

          In connection with the merger, the board of directors of the Company was changed to consist of William J. Gallagher, who subsequently resigned from the Board, and Messrs. Clyde E. Culp, III, Richard E. Tanner, and James R. Walker, all of whom were directors of TRC. Mr. Walker is an equity owner of Purchaser. In addition, former officers of TRC became officers of the Company as follows: Mr. Clyde E. Culp, III became the Chairman and Chief Executive Officer, Mr. Robert J. Hoffman became the Senior Vice President for Operations, and Mr. Timothy R. Robinson became the Chief Financial Officer.

          The Amendment was entered into by Purchaser and the Company for the purpose of extending the maturity date of the Loan Agreement from July 31, 1999 to January 31, 2001. Prior to the execution of the Amendment, the Company was in default under the Loan Agreement. In connection with its agreement to extend the maturity date, Purchaser received warrants to purchase 100,000 shares of common stock of the Company at an exercise price of $.04 per share. These warrants expire on October 31, 2004.

Item 5.   Interest in the Securities of the Issuer

          (a) Purchaser beneficially owns 1,653,317 shares of common stock of the Company, including: (i) 765,741 Shares that Purchaser owns directly; (ii) 54,976 shares that Purchaser has the right to acquire at an exercise price of $.01 per share upon exercise of outstanding options; (iii) 100,000 shares that Purchaser has the right to acquire at an exercise price of $.04 per share upon exercise of outstanding warrants; and (iv) 732,600 shares that Purchaser has the right to acquire upon conversion of 183,150 shares of Series E Convertible Preferred Stock (Series E Preferred Stock became convertible on July 14, 1999). Accordingly, Purchaser beneficially owns approximately 16.3% of the outstanding shares of common stock.

          (b) Purchaser has the sole power to vote and to direct the disposition of 765,741 shares of common stock, has the right to acquire 154,976 shares of common stock upon exercise of outstanding options and warrants and has the right to acquire 732,600 shares of common stock upon conversion of 183,150 shares of Series E Preferred Stock.

          (c) Purchaser acquired warrants to purchase 100,000 shares of common stock, at an exercise price of $.04 per share, on November 2, 1999 in connection with the execution of the Amendment. Purchaser acquired the other securities on January 14, 1999 as part of the merger.

          (d) Not applicable.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not Applicable.

Item 7.   Material to Be Filed as Exhibits

Exhibit A      Agreement  and Plan of Merger dated  December  27,  1998,  by and among the Company, Hartan, Inc. and TRC (filed as Exhibit 2.1 to the Company's Report on Form 8-K filed January 21, 1999 and incorporated herein by reference).

Exhibit B      Second  Amendment to Loan Agreement by and between  Purchaser and the Company,  dated November 2, 1999 (filed as Exhibit 4.3 to the
               Company's  Quarterly  Report on Form 10-QSB for the period  ended
               October 3, 1999, as filed on November 17, 1999 and incorporated herein by reference).

Exhibit C      Stock  Purchase  Warrant  dated  November  2, 1999 by and between
               Purchaser and the Company  (filed as Exhibit 4.4 to the Company's
               Quarterly  Report on Form 10-QSB for the period ended  October 3,
               1999, as filed on November 17, 1999 and incorporated herein by reference).




                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 24, 1999
                                         SECA VII, LLC

                                         By: Smither & Company, Inc., Manager

                                             By: Kenneth W. Smither

                                             /s/ Kenneth W. Smither
                                             ----------------------
                                             Name: Kenneth W. Smither
                                             Title: President